Exhibit 23.7

November 22, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for AstraZeneca PLC and, under the date of February 4, 2016, we reported on the consolidated financial statements of AstraZeneca PLC and subsidiaries as of and for the years ended December 31, 2015 and 2014, and the effectiveness of internal control over financial reporting as of December 31, 2015. On December 23, 2015 we were notified that AstraZeneca PLC has proposed to engage PricewaterhouseCoopers LLP as its principal accountant for the year ending December 31, 2017, and that the auditor-client relationship with KPMG LLP will cease upon the approval of PricewaterhouseCoopers LLP at the AstraZeneca PLC annual general meeting to be held in 2017. We have read AstraZeneca PLC’s statements included under Item 5 of its Form F-3 to be filed on November 22, 2016, and we agree with such statements.

Very truly yours,

 \s\ KPMG LLP